Hollysys Automation Technologies Announces CFO Departure and

Appointment of CFO’s Replacement, COO and Senior VP

Beijing, China – January 15, 2012 – Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”), a leading provider of automation and control technologies and applications in China, today announced the departure of Peter Li, CFO, who is leaving the Company due to personal reason at the expiration of his three-year contract, effective February 1, 2012, and appointment of corporate senior executives of CFO, COO, and Senior VP Business Development.

Ms. Herriet Qu, Financial Controller, is promoted to Chief Financial Officer of Hollysys overseeing the overall corporate financial management. Ms. Qu has been with Company for more than four years with MBA degree from Oklahoma City University. Mr. Jianfeng He, CEO of Beijing Hollysys Group Corporation, is promoted to Chief Operating Officer of Hollysys in charge of Company’s daily operation and supply chain management. Mr. He has been with Company for more than 14 years, with PHD in Automation from South China University of Technology. Mr. Baiqing Shao, Vice President of Beijing Hollysys Group Corporation, is promoted to Senior Vice President Business Development of Hollysys in charge of merger and acquisition and new business exploration. Mr. Shao has been with Company for more than eighteen years as one of the founding group of engineers, with Master of Computer Science from the 6th Research Institute of China Electronics Corporation and MBA from Beijing University. Ms. Jennifer Zhang, IR Manager, is promoted to IR Director of Hollysys in charge of investor relations management and corporate communications. Ms. Zhang has been with Company for more than three years, with B.A. in English Literature from Nanjing Agricultural University.

Mr. Peter Li, the departing CFO, commented, “ I was blessed to be part of Hollysys team in its journey of significant growth realization and capital market recognition over the past three years. Hollysys is well-set for the next phase of growth on much improved infrastructure of operational and financial management under the leadership of this team, thanks to the visionary strategy adopted, tough decisions made, and short-term sacrifices endured. I am confident that the team of internally promoted CFO and IR Director will come together to fill in my shoes with the team’s support, to enable the Company’s growth to the next higher level. I will continuously cheer for every success achieved by Hollysys on the side-line. From bottom of my heart, I will always be part of Hollysys team.”

Dr. Changli Wang, Chairman and CEO of Hollysys, commented, “ Peter has been a great addition to Hollysys team. Under his leadership, we see Hollysys market capitalization growing by multiple times, sell-side analyst coverage expanded dramatically including bulge-bracket banks, and our investor base diversified and improved by leaps and bounds. He is truly a Hollysys story evangelist in the capital market for us. We are grateful to his contributions as Hollysys CFO and extend our best wishes to his new endeavors! Going forward, I will allocate more of my time in communicating with investors and analysts, together with Jennifer and her team. With Herriet, Jianfeng, and Baiqing readily stepping up to their roles, I believe this new team will be capable to grow the Company to the next level of development. ”

Hollysys Automation Technologies, Ltd.	Page 2
January 16, 2011

About Hollysys Automation Technologies, Ltd.

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,500 employees with nationwide presence in over 40 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai, India, and serves over 2000 customers in the industrial, railway, subway & nuclear industries in China, south-east Asia, and the middle east. Its proprietary technologies are applied in its industrial automation solution suite including Distributed Control System (DCS), Programmable Logic Controller (PLC), RMIS, HAMS, OTS, and other products, high-speed railway signaling system of Train Control Center(TCC) and Automatic Train Protection (ATP), and other products, subway supervisory and control platform (SCADA), and nuclear conventional island automation and control system.

Safe Harbor

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties.  Such forward-looking statements, based upon the current beliefs and expectations of Hollysys management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements.  Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

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For further information, please contact:

Hollysys Automation Technologies, Ltd.
www.hollysys.com
+8610-58981386
+8610-58981326
investors@hollysys.com